UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17th, 2011

Commission File Number: 333-121620

HARVEST OPERATIONS CORP.
(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X]   Form 20-F               [   ]   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____                    No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits
EXHIBIT	TITLE

99.1	Material Document – Amended Credit Agreement as at December 17, 2010 as filed on SEDAR June 17, 2011

99.2	Material Document – Amended Credit Agreement as at April 29, 2011 as filed on SEDAR June 17, 2011.

99.3	Securityholders Documents – 6⅞% Senior Notes due 2017 Indenture as of October 4, 2010 filed on June 17, 2011.

99.4	CEO certification of interim filings of Harvest Operations Corp., dated June 14, 2011 filed on SEDAR June 14, 2011.

99.5	CFO certification of interim filings of Harvest Operations Corp., dated June 14, 2011 filed on SEDAR June 14, 2011.

99.6	Interim Management’s Discussion & Analysis for the three month period ending March 31, 2011 as filed on SEDAR June 14, 2011.

99.7	Interim un-audited Financial Statements for three month period ending March 31, 2011 as filed on SEDAR June 14, 2011.

99.8	News release dated June 14, 2011 announcing first quarter 2011 financial and operating results as filed on SEDAR June 14, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST OPERATIONS CORP.
(Registrant)

Date: June 17, 2011	By:	/s/ John Zahary
John Zahary
	Title:	President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

99.1	Material Document – Amended Credit Agreement as at December 17, 2010 as filed on SEDAR June 17, 2011

99.2	Material Document – Amended Credit Agreement as at April 29, 2011 as filed on SEDAR June 17, 2011.

99.3	Securityholders Documents – 6⅞% Senior Notes due 2017 Indenture as of October 4, 2010 filed on June 17, 2011.

99.4	CEO certification of interim filings of Harvest Operations Corp., dated June 14, 2011 filed on SEDAR June 14, 2011.

99.5	CFO certification of interim filings of Harvest Operations Corp., dated June 14, 2011 filed on SEDAR June 14, 2011.

99.6	Interim Management’s Discussion & Analysis for the three month period ending March 31, 2011 as filed on SEDAR June 14, 2011.

99.7	Interim un-audited Financial Statements for three month period ending March 31, 2011 as filed on SEDAR June 14, 2011.

99.8	News release dated June 14, 2011 announcing first quarter 2011 financial and operating results as filed on SEDAR June 14, 2011.